Exhibit 99.2

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

As of June 30, 2025

(Unaudited)

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025

Canadian dollars in thousands

(Unaudited)

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	F-2 - F-3

Interim Condensed Consolidated Statements of Operations and Other Comprehensive Income (Loss)	F-4 - F-5

Interim Condensed Consolidated Statements of Changes in Shareholders' Equity	F-6 - F-7

Interim Condensed Consolidated Statements of Cash Flows	F-8 - F-9

Notes to Interim Condensed Consolidated Financial Statements	F-10 - F-24

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		June 30, 2025	December 31, 2024
	Note	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash		$794	$863
Restricted cash deposit		40	64
Trade receivables		12,518	13,803
Other current assets		8,431	5,419
Inventory		3,657	3,215

		25,440	23,364
NON-CURRENT ASSETS:
Investments in affiliate	4	1,676	1,631
Property, plant and equipment, net		3,805	3,730
Intangible assets, net		2,823	3,333
Goodwill		6,863	6,679
Right-of-use assets, net		461	451

		15,628	15,824

Total assets		$41,068	$39,188

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		June 30, 2025	December 31, 2024
	Note	(Unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of operating lease liabilities		$324	$262
Trade payables		12,169	11,159
Other current liabilities		8,038	5,001
Loans and credit from bank institution and others		13,324	15,145
Convertible debentures	3D	571	1,968
Derivative warrants liabilities and prefunded warrants	3C, 4	720	1,383

		35,146	34,918

NON-CURRENT LIABILITIES:
Operating lease liabilities		134	171
Loans and credit from bank institution and others		1,297	466
Deferred tax liabilities		430	487

		1,861	1,124

Total liabilities		37,007	36,042

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY:	5
Share capital and premium		267,824	265,000
Capital reserve from translation differences of foreign operations		(2,807)	(1,265)
Conversion feature related to convertible debentures		107	297
Capital reserve from share-based payment transactions		162	150
Capital reserve from transaction with non-controlling interests		(2,872)	-
Capital reserve from transaction with controlling shareholder		33	-
Accumulated deficit		(258,925)	(258,939)

Total equity attributable to shareholders of the Company		3,522	5,243

Non-controlling interests		539	(2,097)

Total equity		4,061	3,146

Total liabilities and equity		$41,068	$39,188

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Six months ended June 30,		Three months ended June 30,
	Note	2025	2024	2025	2024

Revenue		$25,196	$26,813	$12,696	$14,750
Cost of revenue		18,323	24,190	9,271	13,906

Gross profit		6,873	2,623	3,425	844

Selling and marketing expenses		2,562	3,773	1,289	1,481
General and administrative expenses		4,491	4,495	2,482	2,163
Share-based compensation		12	120	4	88
Other expenses		-	2,734	-	(19)
Total operating expenses		7,065	11,122	3,775	3,713

Operating loss		(192)	(8,499)	(350)	(2,869)

Finance income		2,070	21	1,886	35
Finance expenses		(1,952)	(1,948)	(1,756)	(1,461)

Finance income (expenses), net		118	(1,927)	130	(1,426)

Loss before tax benefit		(74)	(10,426)	(220)	(4,295)
Tax benefit		(55)	(950)	(26)	(839)

Net loss		$(19)	$(9,476)	$(194)	$(3,456)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Six months ended June 30,		Three months ended June 30,
	Note	2025	2024 (*)	2025	2024 (*)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain on defined benefit plan		48	67	13	-

Other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translating financial statements of foreign operations		(1,479)	1,491	(1,288)	196

Total other comprehensive income (loss)		(1,431)	1,558	(1,275)	196

Total comprehensive loss		$(1,450)	$(7,918)	$(1,469)	$(3,260)

Net income (loss) attributable to:
Shareholders of the Company		$(34)	$(8,652)	$(309)	$(3,029)
Non-controlling interests		15	(824)	115	(427)

		$(19)	$(9,476)	$(194)	$(3,456)

Total comprehensive income (loss) attributable to:
Shareholders of the Company		$(1,528)	$(7,101)	$(1,601)	$(2,840)
Non-controlling interests		78	(817)	132	(420)

		$(1,450)	$(7,918)	$(1,469)	$(3,260)
Net loss per share attributable to shareholders of the Company:	6

Basic net loss per share (in CAD)		$(0.01)	$(3.88)	$(0.09)	$(1.36)
Diluted net loss per share (in CAD)		$(0.05)	$(3.88)	$(0.09)	$(1.36)

(*)	Loss per share includes the effect of Reverse Share Split (see also Note 5A below).

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

Canadian Dollars in thousands

	Share capital and premium	Capital reserve from share-based payment transactions	Conversion feature related to convertible debt	Capital reserve from translation difference of foreign operations	Capital reserve from transaction with non- controlling interests	Capital reserve from transaction with controlling shareholder	Accumulated deficit	Total	Non- controlling interests	Total equity

Balance as of January 1, 2025	$265,000	$150	$297	$(1,265)	$-	$-	$(258,939)	$5,243	$(2,097)	$3,146

Net income (Loss)	-	-	-	-	-	-	(34)	(34)	15	(19)
Total other comprehensive income (loss)	-	-	-	(1,542)	-	-	48	(1,494)	63	(1,431)

Total comprehensive income (loss)	-	-	-	(1,542)	-	-	14	(1,528)	78	(1,450)

Recognition of capital contribution from a controlling shareholder (Note 3B6)	-	-	-	-	-	33	-	33	-	33
Common shares issued upon exercise of pre-funded warrants (Note 3C)	372	-	-	-	-	-	-	372	-	372
Expiration of conversion feature related to convertible debentures (Note 3D)	297	-	(297)	-	-	-	-	-	-	-
Recognition of conversion feature related to convertible debentures (Note 3D)	-	-	363	-	-	-	-	363	-	363
Common shares issued upon partial conversion of convertible debentures (Note 3D)	1,651	-	(256)	-	-	-	-	1,395	-	1,395
Common shares issued as consideration upon acquisition on non-controlling interest (Note 3E)	314	-	-	-	(2,872)	-	-	(2,558)	2,558	-
Common shares issued upon debt settlement (Note 3F)	190	-	-	-	-	-	-	190	-	190
Share-based compensation	-	12		-			-	12	-	12

Balance as of June 30, 2025	$267,824	$162	$107	$(2,807)	$(2,872)	$33	$(258,925)	$3,522	$539	$4,061

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

Canadian Dollars in thousands

	Share Capital and premium	Capital reserve from share-based payment transactions	Conversion feature related to convertible debt	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2024	$253,882	$9,637	$-	$95	$(249,145)	$14,469	$(769)	$13,700

Net loss	-	-	-	-	(8,652)	(8,652)	(824)	(9,476)
Total other comprehensive income	-	-	-	1,484	67	1,551	7	1,558

Total comprehensive loss	-	-	-	1,484	(8,585)	(7,101)	(817)	(7,918)

Other comprehensive income Classification	-	-	-	-	(748)	(748)	-	(748)
Net proceeds of convertible debt allocated to conversion option			327	-		327		327
Share-based compensation	-	120	-	-	-	120	-	120
Forfeited options	84	(84)	-	-	-	-	-	-

Balance as of June 30, 2024	$253,966	$9,673	$327	$1,579	$(258,478)	$7,067	$(1,586)	$5,481

 The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Six months ended June 30,
	2025	2024
Cash flow from operating activities:

Net loss	$(19)	$(9,476)
Adjustments for non-cash items:
Revaluation of financial instruments	(291)	20
Discount expenses in respect of convertible debentures	152	115
Depreciation of property, plant and equipment	128	226
Amortization of intangible assets	655	769
Depreciation of right-of-use assets	151	196
Loss from deconsolidation of subsidiary	-	2,734
Finance expenses, net	230	2,174
Deferred tax liability, net	(80)	(107)
Share-based payments	12	120
Discount expenses in respect of loans and credit received	77	-
	1,034	6,247
Changes in working capital:
Increase (decrease) in trade receivables	1,631	(5,821)
Decrease in other current assets	(2,297)	(256)
Increase (decrease) in inventory	(342)	3,424
Increase in trade payables	913	7,309
Changes in employe benefit liabilities, net	-	(47)
Increase (decrease) in other current liabilities	3,075	(892)

	2,980	3,717

Taxes paid	(6)	(120)

Net cash provided by operating activities	3,989	368

Cash flows from investing activities:

Purchase of property, plant and equipment	(4)	(52)
Deconsolidation of subsidiary	-	(346)
Change in restricted cash	23	-

Net cash provided by (used in) investing activities	$19	$(398)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Six months ended June 30,
	2025	2024
Cash flow from financing activities:

Repayment of lease liabilities	(120)	(197)
Payment of interest on lease liabilities	(18)	(25)
Proceeds from loans and credit received	881	1,094
Repayment of loans and credit	(1,453)	(3,486)
Interest paid	(1,244)	(1,054)
Proceeds from (repayment of) discounted checks	(873)	4,311

Net cash provided by (used in) financing activities	(2,827)	643

Effect of foreign exchange on cash	(1,250)	(1,726)

Change in cash	(69)	(1,113)
Cash at the beginning of the period	863	1,813

Cash at end of the period	$794	$700

Supplemental disclosure of non-cash activities:

Issuance of convertible debentures in exchange for loans (principal and interest) received	$-	$2,092

Right-of-use assets recognized with corresponding lease liabilities	$159	$40

Common shares issued upon exercise of pre-funded warrants (Note 3C)	$372	$-

Common shares issued upon partial conversion of convertible debentures (Note 3D)	$1,395	$-

Common shares issued as debt settlement (Note 3F)	$190	$-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1 -	GENERAL

A.	Corporate information

IM Cannabis Corp. (the “Company” or “IMCC”) is listed for trading on the NASDAQ, commencing from March 1, 2021, under the ticker symbol “IMCC”. IMCC’s main office is in Kibbutz Glil-Yam, Israel. On June 2, 2025, the common shares of the Company have been voluntary delisted from trading on the Canadian Securities Exchange (the “CSE”).

The Company and its subsidiaries (collectively, the “Group”) operate as one reporting unit in geographical reporting segments (see also Note 7 below). Most of the Group’s revenue is generated from sales of medical cannabis products to customers in Israel and Germany. The remaining revenue is generated from sales of other products to customers in Israel and Germany.

In Israel, IMCC operates in the field of medical cannabis through its subsidiary, Focus Medical Herbs Ltd. (“Focus”), which held a cultivation license to breed, grow and supply medical cannabis products in Israel under the regulations of medical cannabis by the Israeli Ministry of Health through its Israel Medical Cannabis Agency (“IMCA”) until July 2022. In July 2022, Focus closed its cultivation facility and received an IMCA license, which allows it to import cannabis products and proceed with its supply activity. All its operations are performed pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the “Dangerous Drugs Ordinance”) and the related regulations issued by IMCA.

In 2021, IMCC also entered the field of retail medical cannabis and other pharmaceutical products in Israel through the acquisition of several pharmacies and trade houses specializing in medical cannabis, including the pharmacies of Rivoly Trading and Marketing Ltd. (“Vironna”), R.A. Yarok Pharm Ltd. (“Yarok Pharm”) and the trade houses of Panaxia and Rosen High Way Ltd. (“Rosen”).

In Europe, IMCC operates through Adjupharm GmbH (“Adjupharm”), a German-based subsidiary acquired by IMC Holdings Ltd. (“IMC Holdings”) on March 15, 2019. Adjupharm is an EU-GMP-certified medical cannabis producer and distributor with wholesale, narcotics handling, manufacturing, procurement, storage and distribution licenses granted by German regulatory authorities that allow for import or export capability with requisite permits.

The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

B.	Definitions In these financial statements:

The Company, or IMCC	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

US$	-	United States dollar

NIS	-	New Israeli Shekel

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1 -	GENERAL (Cont.)

C.	Liquidity and capital resources and going concern

The Company devotes substantially all its efforts to commercializing its medical cannabis products, which are expected to require substantial further expenditures. Thus, from time to time the Company is raising capital for such purposes. As of June 30, 2025, the Group has cash on hand, negative working capital and an accumulated deficit of $794, $9,706 and $258,925, respectively.

During the reported periods, the Group’s operating expenses included various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditure, of which the Company executed a cost-saving plan, to allow the continuing of its operations and meet its cash obligations. The cost saving plan consisted of cost reduction due to efficiencies and synergies, which include mainly (i) discontinued operations of loss-making activities, (ii) reduction in payroll and headcount, (iii) reduction in compensation paid to key management personnel (including layoffs of key executives), (iv) operational efficiencies and reduced capital expenditures and (v) establishing new and efficient supply chains to support its activities in the German region. In the reporting period, the Company continued to closely monitor its expenses.

Management plans to finance its operations through (i) sales of its medical cannabis products in Israel and on a larger scale in the German territory, resulting from Germany's legalization of cannabis on April 1, 2024, which facilitates the access to medical cannabis prescriptions for patients and legalizes non-profit social clubs starting July 1, 2024 and through (ii) sales of equity and/or raising debts (including shelf registration statement on Form F-3 that was declared effective on July 11, 2025 by the Securities and Exchange Commission (“SEC”) and which allows the Company to register up to US$50,000 thousand of certain equity and/or debt securities of the Company through prospectus supplement). However, there is no assurance that additional capital and financing will be available to the Group, and even if available, whether it will be on terms acceptable to the Group or in the required amounts.

For more information regarding funds raising through debts and/or capital transactions, see Note 3B and 8 below, respectively.

These conditions raise uncertainties that cast significant doubt as to whether the Company will be able to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

D.
Impact of continued interest rate on the Group's business activity

Following macroeconomic developments around the world that have taken place in recent years, there has been an increase in inflation rates in Israel and around the world. As part of the steps taken to curb the rise in prices, central banks around the world, including the Bank of Israel, began to raise the interest rate.

The increase in the interest rate has a negative impact on the Company due to its liabilities towards bank institution and others that bear an interest rate at a variable rate.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1 -	GENERAL (Cont.)

E.
Impact of the security situation on the Group's business activity

On October 7, 2023, the State of Israel was attacked by the terrorist organization Hamas, and as a result, the State of Israel declared a state of war and a large-scale mobilization of reserves (the “War”). At the same time, a front of fighting also developed in the northern border against the terrorist organization Hezbollah, which led to extensive evacuation of residents. As of the reporting date, the State of Israel is still defined as being in a state of War, the intensity and dimensions of which change from time to time. The War is an exceptional event with security and economic implications whose extent and outcomes are unpredictable. In response to the War, the State of Israel is taking significant steps to ensure the security of its residents, which have a considerable impact on economic and business activities in the country. The events of the War have led to a reduction in business activity in the economy and a significant slowdown in economic activity, affecting the business operations of entities in various circles of influence, among others due to the closure of factories in the south and north of the country, damage to infrastructure, long-term mobilization of reservists, and more. Potential fluctuations in commodity prices, foreign exchange rates, availability of materials, availability of manpower, local services, and difficulties in accessing local resources have affected and are expected to continue to affect entities whose main operations are in Israel. In addition, the state of warfare also affects the activities of entities that rely on foreign workers or on workers recruited for the purposes of the fighting, international trade, foreign companies in Israel, civil aviation, and more. As a result, the War has significant implications for the economy and imposes a considerable burden on the continuation of business activity and the functional and operational continuity of the entities.

It should be noted that in November 2024, a ceasefire was reached with the terrorist organization Hezbollah in the north of the country, however, the War continues in other arenas and the rehabilitation process of areas affected by the War has not yet been completed.

On June 13, 2025, the State of Israel launched Operation “Rising Lion” against military targets in Iran, with a focus on the Iranian nuclear project. As a result, a state of emergency was declared in Israel, causing repercussions and restrictions on the Israeli economy, which included, among other things, partial or complete closure of businesses, restrictions on gatherings in workplaces and in the education system, as well as a decrease in the workforce due to reserve enlistment and a reduction in the number of foreign workers. During the operation, a targeted American attack occurred in Iran, after which a ceasefire was achieved on June 24, 2025.

The Company's management is continuously monitoring the developments regarding the War and is acting in accordance with the guidelines of the various authorities. The Company suffered a negative impact from the War commencing the last quarter of 2023 but it believes that it will have a potential positive effect in the medium to long term. The Company has experienced damage to its ability to function, affecting various aspects, including employees, supplies, imports, sales, and more.

F.	Approval of consolidated financial statements These interim condensed consolidated financial statements were authorized for issue by the Company's Board of Directors (“Board”) on August 11, 2025.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 2 -	MATERIAL ACCOUNTING POLICIES

A.
Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements and related notes should be read in conjunction with the Company's annual audited financial statements and related notes (the “Annual Financial Statements”), which have been prepared in accordance with IFRS Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) as included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on March 31, 2025. The unaudited interim condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the SEC related to interim financial statements. The interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34 “Interim Financial Reporting”. The financial information contained herein is unaudited, however, management believes all adjustments have been made that are considered necessary to present fairly the results of the Company’s financial position and operating results for the interim periods. All such adjustments are of a normal recurring nature.

The results for the period of six months ended June 30, 2025 are not necessarily indicative of the results to be expected for the year ending December 31, 2025 or for any other interim period or for any future period.

B.
Use of estimates in the preparation of financial statements

The preparation of Company's interim condensed consolidated financial statements in conformity with IFRS Accounting Standards requires management to make accounting estimates and assessments that involve use of judgment and that affect the amounts of assets and liabilities presented in the financial statements, the disclosure of contingent assets and liabilities at the dates of the financial statements, the amounts of revenue and expenses during the reporting periods and the accounting policies adopted by the Company. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised as well as future periods that are affected.

C.
Disclosure of new standards amendments and interpretations to existing standards that are effective and relevant to the Group's business activity

Amendments to IAS 21, "The Effects of Changes in Foreign Exchange Rates"

In August 2023, the IASB issued “Amendments to IAS 21: Lack of Exchangeability (Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”)” to clarify how an entity should assess whether a currency is exchangeable and how it should measure and determine a spot exchange rate when exchangeability is lacking. The Amendments set out the requirements for determining the spot exchange rate when a currency lacks exchangeability. The Amendments require disclosure of information that will enable users of financial statements to understand how a currency not being exchangeable affects or is expected to affect the entity's financial performance, financial position and cash flows.

The Amendments apply for annual reporting periods beginning on or after January 1, 2025. Upon applying the Amendments, restatement of comparative information is prohibited.

The Company believes the that the adoption of the Amendments have no material impact on its consolidated financial statements.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 2 -	MATERIAL ACCOUNTING POLICIES (Cont.)

D.
Disclosure of new standards in the period prior to their adoption

IFRS 18, Presentation and Disclosure in Financial Statements

On April 9, 2024, the IASB published IFRS 18, which replaces IAS 1 ‘Presentation of Financial Statements’ with the objective to improve how information is communicated in an entity’s financial statements, particularly in the statement of profit or loss and in its notes to the financial statements.

The main changes that will apply to the financial statements with the implementation of IFRS 18, in relation to the presentation and disclosure instructions that apply today include the following:

◾
IFRS 18 changes the structure of the profit or loss report and includes three new defined categories: operating, investment and financing and adds two new interim summaries: operating profit and profit before financing and income taxes.

◾	IFRS 18 includes guidelines for providing disclosure on performance indicators defined by management (Management-defined performance measures).

◾
IFRS 18 provides guidelines regarding the aggregation and disaggregation of the information in the financial statements in relation to the question of whether information should be included in the main reports or in explanations and disclosures regarding items defined as "other".

◾	IFRS 18 includes amendments to other standards, including limited amendments to International Accounting Standard 7, Statement of Cash Flows.

IFRS 18 will become effective, in a retrospective manner, for annual reporting periods beginning on or after January 1, 2027. Early application of IFRS 18 is permitted.

The Company is examining the possible impact of the new standard on the financial statements, but at this stage it is unable to assess such an impact. The effect of the new standard, however it may be, will only affect matters of presentation and disclosure.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD

A.
Telecana Agreements

On November 29, 2022, IMC Holdings signed on a convertible loan agreement with Telecana Ltd. (“Telecana”), a pharmacy for sell of medical Cannabis under which IMC Holdings granted a loan amounted to NIS 1,545 thousand (approximately $601) which were planned to be converted into 1,040 shares which represented 51% of the total equity of Telecana on a diluted basis, upon the earlier of (i) Telecana will receive the permit for sell of medical Cannabis from the Israeli Ministry of Health, (ii) IMC Holdings' sole decision for conversion. As of December 31, 2023, IMC Holdings didn’t start the regulatory process of receiving the Israeli Ministry of Health approval for the conversion. Consequently, in 2023, IMC Holdings recognized an impairment loss of $601 from loan remeasurement.

On March 20, 2023, the Company also granted Telecana a loan of NIS 100,000 (approximately $39) which bears an annual interest of 4%. The loan was required to be paid from the available funds of Telecana subject to written notice given by the Company but not before the maturity of the above convertible loan. Consequently, in 2023, IMC Holdings recognized a revaluation loss of $39 from loan remeasurement.

In January 2025, IMC Holdings entered into an agreement with third-party under which its entire rights (51%) in Telecana have been sold for total consideration of NIS 350 thousand (approximately $138). In February 2025, Telecana also repaid a principal loan granted in previous year to IMC Holdings in total amount of NIS 100 thousand (approximately $39).

Since the loans were accounted for as financial instruments measured at fair value through profit or loss at the initial date and subsequently, during the year ended December 31, 2024, IMC Holdings recognized a revaluation income of $177 from remeasurement of such loans.

B.	Credit facilities

1.
On January 16, 2025, IMC Holdings entered into a second amendment to an agreement with a non-financial institution for the extension of maturity date of a loan principal amounted NIS 1,800 thousand (approximately $729) until May 16, 2025. In addition, IMC Holdings paid an additional fee of NIS 150 thousand (approximately $61).

Through the approval date of these financial statements, the principal amount and the accrued interest were fully paid.

2.
On January 30, 2025, Yarok Pharm entered into a first amendment to an agreement with a non-financial institution under which loan principal of NIS 1,000 thousand (approximately $393) was paid and the maturity date of the remaining loan principal of NIS 1,000 thousand (approximately $405) was extended until October 31, 2025.

3.
On June 12, 2025, IMC Holdings entered into a fifth amendment to an agreement with a non-financial institution for the extension of maturity date of a loan received amounted to NIS 4,500 thousand (approximately $1,822) until September 30, 2025.

4.
On March 20, 2025, the Company and commercial bank signed an agreement under which a short-term loan of NIS 5 million (approximately $1,950) received from the bank was refinanced by the way that (i) an outstanding principal loan of NIS 4 million (approximately $1,619) was extended as a loan with 5-month grace period, after which repayment will be made in 31 monthly installments commencing September 21, 2025. The principal loan will bear an annual interest rate of P+2.9% to be paid monthly commencing April 20, 2025 and (ii) remaining amount of NIS 1 million (approximately $405) was extended as a credit line from March 19, 2025 to March 12, 2026.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

B.	Credit facilities (Cont.)

5.
On April 29, 2025, IMC Holdings entered into a loan agreement with a non-financial institution in the amount of NIS 1,000 thousand (approximately $375) which bears interest at an annual rate of 17% and shall be matured 12 months from the signing date of the loan agreement.

6.
On April 29, 2025, IMC Holdings entered in a loan agreement with the Company's chairman of the Board, Chief Executive Officer and main shareholder (the “Controlling Shareholder”), in the amount of NIS 1,000 thousand (approximately $375) which bear fixed annual interest at the rate prescribed by the Income Tax Regulations for determining the interest rate under Section 3(i) of the Income Tax Ordinance and shall be repaid by April 30, 2026.

Since the loan received from the Controlling Shareholder includes an interest which did not represent the applicable rate of risk for the Company, the aforesaid transaction was accounted for as a capital contribution from a controlling shareholder. Thus, the liability towards the Controlling Shareholder was measured at fair value based on future cash payments discounted using an interest rate of 17% which represented the Company's applicable rate of risk, as determined by management using the assistance of third-party appraiser. As a result, the Company recorded a discount on the balance of liability towards the Controlling Shareholder in total amount of NIS 85 thousand (approximately $33) against Capital reserve from transaction with controlling shareholder. Discount expenses are recorded over the economic life of the loan based on an effective interest rate method.

7.
On May 25, 2025, IMC Holdings entered into a loan agreement with a non-financial institution in the amount of NIS 350 thousand (approximately $131) which bears interest at an annual rate of 17% and shall be matured 12 months from the signing date of the loan agreement.

C.
Exercise of Pre-Funded Warrants

Effective May 26, 2025, following the shareholders' approval for the Company's chairman of the Board, Chief Executive Officer to become a control person (as defined under the policies of the CSE), an aggregate 152,701 Pre-Funded Warrants held by the Controlling Shareholder have been exercised for the same number of ordinary shares at an exercise price of $0.00001 per Pre-Funded Warrant. Consequently, the Pre-Funded Warrants were classified from derivative liability to equity at their fair value as of that date in total amount of $372 based on a deemed price of $2.44 per Common Share, equal to the 10-day volume weighted average price of the common shares on the CSE ending on May 26, 2025.

During the period commencing January 1, 2025 through the exercise date, the Company recorded revaluation income of $124 due to a change in the fair value of the derivative liability.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

D.
Closing of Secured Debenture Offering

On May 26, 2024, the Company closed a debt settlement agreement under which an aggregate amount of $1,902 (the “Debt”) to certain creditors (collectively, the “Creditors”) have been settled through the issuance of up to $2,092 of secured convertible debentures (the “Debentures”), including of a 10% extension fee. The Debentures will mature on May 26, 2025, will not incur interest except in the event of default and may be converted into common shares of the Company at a fixed conversion price of $5.1 per common share. The Company was entitled through the term of the Debentures to early repayment of the Debentures for cash amount of $2,092. As the conversion feature expired, the amount of $297 related to such option was classified from conversion feature related to convertible debt to share capital and premium.

Effective May 26, 2025, following the shareholders' approval, the Company and the Creditors agreed to extend the term of the Debentures until May 25, 2026, subject to extension fee of additional 10%, such than upon maturity of the Debentures, the principal to be paid will be $2,301. The conversion price was determined as $2.61 per Common Share and the Company is entitled to through the term of the Debentures to early repayment of the Debentures for cash amount of $2,301.

Based on the updated terms of the Debentures, including the Company's early repayment option, it was determined that the fair value of the modified financial instrument upon its extension is $2,301. Thus, the Company recorded an immediate financing expense of $209 as an increase to the balance of the Debentures to their modified fair value.

As the exercise price of the conversion option is fixed and determined in the functional currency of the Company, it was determined to be eligible for equity classification. Thus, it was determined that the Company has issued a compound instrument that include a financial instrument that is considered as “host” which comprised of Debentures and an embedded conversion feature with an embedded prepayment option which was determined as not closely related to the host. In accordance with IAS 32, the Company applied "split-accounting" as follows: first, the Company measured the fair value of the host (including any embedded non-equity derivative) at fair value of a similar liability that does not have an associated equity conversion feature and the equity conversion component was measured as a residual amount. In subsequent periods, the host liability is accounted for at amortized cost using an effective interest method.

Pursuant to the above, at May 26, 2025, management by assistance of third-party appraiser allocated the Debentures amount to identified components as follows:

May 26, 2025

Debentures (host instrument) (*)	$1,938
Embedded conversion feature	363
Total fair value of the convertible debentures	$2,301

(*)	At the initial date, the fair value of the Debentures was measured by management using the assistance of an external appraiser taking into account a debt discount rate of 18.79%.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 3 -	SIGNIFICANT EVENTS DURING THE REPORTING PERIOD (Cont.)

D.	Closing of Secured Debenture Offering (Cont.)

The following tabular presentation reflects the reconciliation of the carrying amount of Debentures during the period of six months ended June 30, 2025:

Debentures

Balance at January 1, 2025	$1,968
Amortization of discount expenses	152
Recognition of extension fee	209
Recognition of discount equal to embedded conversion feature	(363)
Partial conversion into common shares (*)	(1,395)
Balance at June 30, 2025	$571

(*)	During the period commencing May 26, 2025 through June 30, 2025, total debentures at carrying amount of approximately $1,395 have been converted into 625,461 common shares of the Company.

E.
Closing of Focus Transaction.

In February 2024, the Company, through IMC Holdings, acquired 74% interest in Focus. The Company intends to acquire the remaining 26% interest in Focus (the “Focus Transaction”) from Ewave Group Ltd.’s (“Ewave”) which is a privately held entity jointly owned by two main shareholders of the Company.

In September 2024, the Board unanimously determined the Focus Transaction to be in the Company's best interests and recommended the approval of the Focus Transaction and Focus Transaction resolution by disinterested shareholders at the meeting.

Management estimated by using the assistance of third-party appraiser the fair value of Focus to be approximately NIS 3.1 million based on discounted cash flow approach. Thus, it was determined that 26% interest in Focus is equal to approximately NIS 819 thousand (approximately $314) (the “Focus Purchase Price”). As a result, the Company issued an aggregate of 128,818 common shares at a deemed price of $2.44 per Common Share, equal to the 10-day volume weighted average price of the common shares on the CSE ending on May 26, 2025, the date in which the Company received disinterested shareholders’ approval to complete the Focus Transaction (the “Closing Date”).

At the Closing Date, the common shares issued were recorded as part of share capital and premium based on the estimated Focus Purchase Price. The difference between the estimated Focus Purchase Price and the amount of ($2,558) which represents the book value of non-controlling interest allocated to 26% interest in Focus at the Closing Date was recorded as capital reserve related to transaction with non-controlling interest.

F.
Debt Settlement

On June 12, 2025, the Board approved the Company to enter into a debt settlement agreement with an unrelated service provider, pursuant to which unpaid fees, charges, and disbursements for legal services rendered to the Company in previous periods in total amount of $190 will be settled to a number of 52,380 common shares at a deemed price per share equal to 10-day volume weighted average price of the shares ending on the date prior to issuance of the common shares. The common shares have been issued on June 18, 2025.

The above transaction was accounted for as a settlement of financial liability under which the instruments issued are eligible for equity classification.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 4 -
FINANCIAL INSTRUMENTS

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Financial Instruments Measured at Fair Value	Fair Value Method
Liability for warrants and pre-funded warrants (*) Investment in Xinteza (**)	Black & Scholes model (Level 3 category) Market comparable (Level 3 category)

Management believes that the carrying amount of cash, trade receivables, other current assets, trade payables, credits from bank institution and others and other current liabilities, approximate their fair value due to the short-term maturity of these instruments.

(*)	Finance (income) expense from revaluation of warrants and prefunded warrants measured at fair value for the period of six months ended June 30, 2025 and 2024, amounted to $(291) and $20, respectively.

(**)
No quantitative or qualitative indicators have been identified during the period of six months ended June 30, 2025, indicating a significant change in fair value of Investment in Xinteza from December 31, 2024.

As of June 30, 2025, the fair value of derivative warrants liability was measured using the assistance of third-party appraiser by using the Black & Scholes model with the following key assumptions:

	June 30, 2025
	Series 2024	Series 2023	Series 2021

Expected volatility	76.30%	71.37%	68.4%
Share price (Canadian Dollar)	3.39	3.39	3.39
Expected life (in years)	1.389	0.616	0.863
Risk-free interest rate	2.60%	4.36%	4.33%
Expected dividend yield	0%	0%	0%

Per Warrant (Canadian Dollar)	$0.954	$0.012	$0
Total Warrants (Canadian Dollar in thousands)	$708	$12	$0

For more information regarding the exercise of pre-funded warrants granted to the Controlling Shareholder, see also Note 3C above.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 5 -	EQUITY

A.	Composition of share capital:

	June 30, 2025		December 31, 2024
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Unaudited		Audited

Common shares without par value	Unlimited	4,044,812	Unlimited	3,085,452

Common shares confer upon their holders the right to participate in the general meeting where each Common Share has one voting right in all matters, receive dividends if declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

As of July 12, 2024, the Board of the Company has approved a reverse share split of all outstanding common shares of the Company at a ratio of 6:1 so that each six common shares without par value were consolidated into one common share without par value (the “Reverse Share Split”). For accounting purposes, loss per share amounts have been adjusted to give a retroactive effect on the Reverse Share Split for all periods presented in the consolidated financial statements. All fractional common shares equal to or greater than one-half resulting from the Reverse Share Split were rounded to the next whole number, otherwise, the fractional Common Share was cancelled.

B.	Changes in issued and outstanding share capital:

Six months period ended June 30, 2025
Unaudited

Balance as of January 1, 2025	3,085,452
Common shares issued upon pre-funded warrants exercised (Note 3C)	152,701
Common shares issued upon debentures converted (Note 3D)	625,461
Common shares issued as consideration upon acquisition of non-controlling interest (Note 3E)	128,818
Common shares issued upon debt settlement (Note 3F)	52,380

Balance as of June 30, 2025	4,044,812

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 6 -	NET LOSS PER SHARE The net loss and the weighted average number of common shares used in computing basic and diluted net loss per share during the reported periods, are as follows:

	Six months ended June 30,		Three months ended June 30,
	2025	2024 (*)	2025	2024 (*)
	(Unaudited)

Numerator:
Net basic loss attributable to shareholders of the Company	$(34)	$(8,652)	$(309)	$(3,029)
Change in fair value of derivative pre-funded warrant liability	$(124)	$-	$-	$-
Net diluted loss	$(158)	$(8,652)	$(309)	$(3,029)

Denominator:
Common shares used in computing basic net loss per share	3,173	2,232	3,261	2,232
Common shares to be issued upon exercise of derivative pre-funded warrant liability	123	-	-	-
Common shares used in computing diluted net loss per share	3,296	2,232	3,261	2,232

Basic net loss per common share	$(0.01)	$(3.88)	$(0.09)	$(1.36)
Diluted net loss per common share	$(0.05)	$(3.88)	$(0.09)	$(1.36)

(*)	Include the effect of Reverse Share Split (see also Note 5A above).

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 7 -
OPERATING SEGMENTS

General information:

Since inception date, the operation of the Group has been conducted through one operating segment, (i.e., sales of medical cannabis products and other products) to customers through certain geographical areas (i.e. Israel and Germany).

Six months ended June 30, 2025

	Israel	Germany	Adjustments	Total

Revenue	$10,689	$14,507	$-	$25,196

Segment profit	$738	$612	$-	$1,350

Unallocated corporate expenses			$(1,542)	$(1,542)

Total operating loss				$(192)

Depreciation and amortization	$862	$72	$-	$934

Six months ended June 30, 2024:

	Israel	Germany	Adjustments	Total

Revenue	$22,153	$4,660	$-	$26,813

Segment profit (loss)	$(7,332)	$351	$-	$(6,981)

Unallocated corporate expenses			$(1,518)	$(1,518)

Total operating loss				$(8,499)

Depreciation and amortization	$1,118	$73	$-	$1,191

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 8 -
SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the financial position date up to the date that the financial statements were issued (August 12, 2025). Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements, except as disclosed below.

A.
Appointment to Board and Loan Agreement

On July 6, 2025, the Company entered into loan agreement (the “Loan Agreement”) with L.I.A. Pure Capital Ltd. (the “Lender”), under which the Company received US$1,000 thousand (approximately $1,364) on July 9, 2025  (the “First Loan Tranche”) and may receive an additional US$1,000 thousand no later than 60 days from the signing of the Loan Agreement, or by September 4, 2025 (the “Second Loan Tranche” and together with the First Loan Tranche, the “Loan”), subject to certain conditions, which including (i) registration of a pledge in favor of the Lender and (ii) publication of a prospectus for a capital raising with Aegis Capital Corp. serving as underwriter (the “Underwriter”).

The Loan bears an annual interest at a rate of 8% plus VAT and is repayable in full, including accrued interest, by June 30, 2026. In the event of non-repayment by June 30, 2026, default interest at a rate of 15% per annum plus VAT on the unpaid balance will apply. The Loan is secured by a pledge over 100% of the issued and outstanding shares of IMC Holdings, with the pledged shares held directly by the Company. The pledge was registered on July 7, 2025. Pursuant to the Loan Agreement, the Company will not issue new shares or commit to issue new shares, except for under certain circumstances as defined under the Loan Agreement.

The Company further committed to making its best efforts to raise at least US$3,000 thousand within 60 days of signing the Loan Agreement through an underwritten offering with the Underwriter. If the Company raises US$4,000 thousand or more, the Lender will not be obligated to provide the Second Loan Tranche. If the Company raises US$5,000 thousand or more, the Lender may exercise an acceleration right, requiring the Company to repay the entire outstanding loan within 45 business days of receipt of a written notice.

The Loan Agreement also grants the Lender (i) certain acceleration rights of the repayment of the outstanding Loan balance, in whole or in part, in the event of specified events, including enforcement proceedings or insolvency-related actions and (ii) the right to recommend a director to be appointed to the Board.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 8 -	SUBSEQUENT EVENTS (Cont.)

B.
Private placement offering

On July 30, 2025 (the “Closing Date”), the Company closed a private placement offering through issuance of 2,050,000 units (each a “Unit”) for gross proceeds of US$ 4,100 thousand (approximately $5,623). Each Unit was sold at a price of C$2.74 per Unit and consisted of (i) one common share of the Company, no par value per share (the “Common Shares”) or one common share pre-funded warrant in lieu thereof (the “Pre-Funded Warrants”) and (ii) one common share purchase warrant (the “Warrant Share”).

Each Warrant Share entitles its holder to purchase one Common Share at an exercise price of $3.43 per Warrant Share over a period of 60 months from its issuance.

Each Pre-Funded Warrant entitles its holder to purchase one Common Share at an exercise price of $0.00001 per Pre-Funded Share upon issuance and may be exercised at any time until exercised in full.

Pursuant to the Subscription Agreement, the Company has agreed to file a resale registration statement on Form F-3 (or other available form) (the “Registration Statement”) providing for the resale by the purchasers of the Common Shares, the Warrant Shares, the Pre-Funded Shares and the Finder’s Warrant Shares (as defined below) within 30 calendar days of the Closing Date. The Company also agreed to use commercially reasonable efforts to cause such Registration Statement to become effective as soon as practicable, but in no event later than the date, which shall be either: (i) in the event that the U.S. Securities and Exchange Commission does not review the Registration Statement, 60 calendar days after the Closing Date, or (ii) in the event that the U.S. Securities and Exchange Commission reviews the Registration Statement, 90 days after the Closing Date.

In connection with the Offering, on July 31, 2025, the Company entered into a Consulting Agreement (the “Consulting Agreement”) with Pure Equity Ltd. (“Pure Equity”), pursuant to which Pure Equity provided the Company with consulting services related to the Offering. In consideration of the consulting services, the Company issued to Pure Equity a warrant (the “Finder’s Warrant”) to purchase up to 140,000 common shares of the Company (the “Finder’s Warrant Shares”) at an exercise price of US$2.50 per Finder’s Warrant Share over a period of 60 months following its issuance. In addition, pursuant to the Consulting Agreement, Pure Equity is entitled to a one-time cash payment of $260, plus applicable taxes.

C.
Credit facilities

On July 16, 2025, Rosen entered into a loan agreement with a non-financial institution in the amount of NIS 500 thousand (approximately $202) which bears interest at an annual rate of 17% and shall be matured 12 months from the signing date of the loan agreement.